Michael S. Turner	Goodwin Procter LLP
617.570.1163	Counsellors at Law
mturner@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
February 21, 2006
Via EDGAR and Federal Express
Mr. Jay Mumford
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc. Amendments No. 2 and No. 3 to Registration Statement on Form S-1 Filed February 7, 2006 and February 14, 2006 File No. 333-130521
Dear Mr. Mumford:
     This letter is submitted on behalf of Eagle Test Systems, Inc. (“Eagle Test” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) as amended by Amendment No. 2 filed on February 7, 2006 (“Amendment No. 2”) and Amendment No. 3 filed on February 14, 2006 (“Amendment No. 3”), as set forth in your letter dated February 15, 2006 to Mr. Leonard Foxman (the “Comment Letter”). The Company is concurrently filing Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes that reflect the Company’s responses to the Staff’s comments and the inclusion of the price range and number of shares to be offered.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

U.S. Securities and Exchange Commission
February 21, 2006

     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
     In addition to submitting this letter via EDGAR, simultaneously herewith we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 4 (marked to show changes from Amendment No. 3).
     Net Revenue, page 36
     Comment No. 1:
     We note your response to comment 12 regarding the proportional effect from the industry downturn. Please identify the revisions you have made in response to this comment.
Response to Comment No. 1:
     In response to the Staff’s comment, the Company supplementally advises the Staff of the following revisions reflected in the marked copy of Amendment No. 2.
     In response to the Staff’s original comment regarding Net Revenue, which is on page 35 of Amendment No. 2, the Company has revised the paragraph to state that:
     “Net revenue was $63.5 million in fiscal 2005 and $111.2 million in fiscal 2004, a decrease of $47.7 million, or 42.9%. The significant decrease in net revenue was due to reduced demand by our customers for our test systems. In fiscal 2005, as compared to fiscal 2004, we experienced $35.0 million and $7.3 million decreases in net revenue from two of our largest customers, National Semiconductor Corporation and Texas Instruments Incorporated, respectively.”
     As disclosed in the customer concentration chart on page 35 of Amendment No. 4, please note that the Company’s largest customer in 2004, National Semiconductor Corporation, accounted for 36.1% of the Company’s revenue, and less than 10.0% of the Company’s revenue in 2005. This customer increased its demand for the Company’s products in recent quarters and in the three months ended December 31, 2005, accounted for 25.9% of the Company’s revenue. As disclosed in the chart on page 38 of Amendment No. 4, please note that the Company’s revenue in the four most recent quarters was $8.6 million, $6.2 million, $28.5 million and $22.4 million, respectively. The Company believes that the increased demand for its products by its significant customers in recent quarters, as well as the overall increase in its revenue in the two most recent quarters, suggests that there was no permanent change in demand for the Company’s products.
     In response to the Staff’s comment, and as a result of further discussions with the Staff, the Company reviewed the net revenue disclosure in Amendment No. 4. The Company respectfully submits that this disclosure accurately reflects, to the best of its knowledge, that

U.S. Securities and Exchange Commission
February 21, 2006

during 2005, the Company’s revenue was directly impacted by reduced demand for the Company’s products by its significant customers, who the Company believes temporarily changed their buying patterns in response to a general slowdown in the semiconductor industry. In response to the Staff’s comments, and pursuant to discussions between the Staff and counsel to the Company, the Company advises the Staff that it has no knowledge of or any reason to believe that there has been (i) a permanent decrease in demand for the Company’s products, (ii) a permanent shift in demand away from the Company’s products to its competitors’ products, or (iii) a permanent shift in demand away from products that test analog devices to products that test digital or other devices.
     In addition to the revision to the net revenue disclosure on page 35 of Amendment No. 2, the Company made revisions resulting in the following disclosure in Amendment No. 2:
•	Risk Factors; Pages 13-14; “For example, in fiscal 2005, we experienced a period of excess component inventory during an industry downturn and due to our inability to adequately forecast an adverse change in demand for our products.”

•	MD&A Overview; Page 28: “In fiscal 2005, our business experienced a slowdown during the downturn in the semiconductor industry. Our net revenue decreased significantly during fiscal 2005, to $63.5 million from $111.2 million during fiscal 2004, a decrease of $47.7 million, or 42.9%, and our net income in this period decreased to $7.4 million from $22.1 million, a decrease of $14.6 million, or 66.4%. Revenues in the fourth quarter of fiscal 2005 increased sharply, and amounted to 44.9% of the total revenue for the year, as the industry and our business experienced a rebound.”

•	MD&A 2003 to 2004 Comparison of Net Revenue; Page 36; “Net revenue was $111.2 million in fiscal 2004 and $55.8 million in fiscal 2003, an increase of $55.4 million, or 99.4%. The significant increase in net revenue was due to increased demand by our customers for our test systems and due to $18.5 million and $33.7 million increases in test system sales to two of our largest customers, National Semiconductor Corporation and Texas Instruments Incorporated, respectively.”

•	MD&A Quarterly Results; Page 38; “We experienced sequential quarterly revenue growth in each of the quarters of fiscal 2004 as demand for our test systems increased in response to industry demand. During an industry-wide downturn, our results of operations declined beginning in the quarter ended December 31, 2004 and the decline continued in each of the quarters ended March 31, 2005 and June 30, 2005. Beginning in the quarter ended September 30, 2005, our sales generally began to improve primarily due to increasing demand for our test systems, expansion of our customer base, and an upturn in the semiconductor industry as our customers experienced increased demand for their products such

U.S. Securities and Exchange Commission
February 21, 2006

as power management devices used in handheld consumer electronic products. While the business environment has continued to improve for ATE providers, our quarterly net revenue has varied based upon our major customers’ capital expenditures, capacity requirements and test system ordering patterns. Our relatively low numbers of test systems shipped each quarter and our customer concentration have caused significant variations in our quarterly net revenue.”

•	MD&A Quarterly Results; Page 38: “Gross profit generally trended higher from the quarter ended December 31, 2003 through the quarter ended December 31, 2004 as the overall industry experienced a significant upturn, resulting in increased sales and volume efficiencies in manufacturing and customer orders for test systems with more profitable test system configurations. Gross profit percentage decreased in each of the quarters ended March 31, 2005 and June 30, 2005 during the industry wide downturn, and due to the increase in reserves for excess inventory, based upon projected usage. Gross profit increased to 62.9% in the quarter ended September 30, 2005 due to a significant increase in sales that resulted in substantial improvements in utilization of overhead costs and manufacturing personnel.”
Management Rights Agreement, page 69
     Comment No. 2:
     We note your response to our comment 12. Per Instruction 2 to Item 601 of Regulation S-K, please either include Exhibit 10.25 a schedule setting forth the material details in which each of the executed documents differ from the exhibit or confirm in your response letter that no such differences exist.
     Response to Comment No. 2:
     In response to the Staff’s comment, the Company confirms that the executed Management Rights Letter Agreements are identical in all material respects except as to the parties thereto.
Principal and Selling Stockholders, page 72
     Comment No. 3
     We note your response to our comment 15 and your revised disclosure. Please disclose in the footnotes how the voting and investment control is allocated for shares held by your Employee Stock Ownership Plan and how such control would change after the offering.

U.S. Securities and Exchange Commission
February 21, 2006

     Response to Comment No. 3:
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 to state how the voting and investment control is allocated for shares held in the Employee Stock Ownership Plan, and to state how such control would change after the offering. The revised disclosure states that:
     “Leonard Foxman is the trustee of the Employee Stock Ownership Plan and has shared voting and sole investment power in connection with certain matters with respect to the shares held by such plan. The consummation of this offering will not change the sole investment power of the trustee. Presently, shares of our common stock held by the trustee as part of the Employee Stock Ownership Plan assets are voted by the trustee. The trustee shares this voting power with the Employee Stock Ownership Plan participants, who are entitled to direct the trustee as to the manner in which to vote when such vote concerns the approval or disapproval of any corporate merger, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as prescribed in the income tax regulations. Following the consummation of this offering, Employee Stock Ownership Plan participants will be entitled to direct the trustee as to the manner in which all shares allocated to their respective accounts will be voted with respect to all matters subject to a shareholder vote. Common stock held by the Employee Stock Ownership Plan on behalf of executive officers are reported in the Employee Stock Ownership Plan’s and the trustee’s common stock ownership listing as well as in the common stock ownership listings for the respective executive officers and for executive officers and directors as a group.”
Exhibit 5.1
     Comment No. 4:
     We note your response to comment 19. We note the assumption regarding the filing of the certificate of incorporation in Delaware. It is unclear why that filing will not be complete prior to your filing of your opinion of counsel. Also, we note your additional disclosure on page 5 regarding the filing of the second amended and restated certificate of incorporation prior to completion of the offering, rather than effectiveness. Please explain to us in detail your reasons for a second amended and restated certificate of incorporation and your anticipated timing for such filing.
     Response to Comment No. 4:
     In response to the Staff’s comment, the Company supplementally advises the Staff of the following timeline for the delivery of the opinion filed as Exhibit 5.1, the filing of the amended and restated certificate of incorporation, the filing of the second amended and restated certificate of incorporation, and the reasons for such timing.

U.S. Securities and Exchange Commission
February 21, 2006

     The Company anticipates that it would file the Exhibit 5.1 opinion and all remaining exhibits to be filed upon resolution of this comment. The Company anticipates that this filing would take place prior to the filing of the amended and restated certificate of incorporation in the State of Delaware, which certificate will authorize the shares of common stock to be sold in the offering. Thus, the opinion assumes the filing of the amended and restated certificate of incorporation in the State of Delaware.
     The Company anticipates that it would file the amended and restated certificate of incorporation in the State of Delaware prior to the time that the Company has requested effectiveness of the Registration Statement. This certificate would authorize the shares of common stock to be sold in the offering. This certificate would also revise several provisions such as designation of undesignated preferred stock, stockholder action, election of directors, and amendment of by-laws and certificate of incorporation. The Company would not file this certificate as soon as possible, but rather would file this certificate closer to effectiveness because the revision of the above provisions would alter the rights that the current stockholders have as stockholders of a private company. The revised provisions are more consistent with rights that stockholders would expect to have as investors in a public company.
     The Company supplementally advises the Staff that the Company will not request an effectiveness date and time that is prior to the filing of the amended and restated certificate of incorporation in the State of Delaware and the authorization of the shares of common stock to be sold in the offering.
     The Company anticipates that it would file the second amended and restated certificate of incorporation in the State of Delaware at the time of the closing of the offering, which generally takes place 3-4 business days after the effectiveness of the Registration Statement. This certificate would eliminate the Series A Convertible Preferred Stock and the Redeemable Preferred Stock. The Company cannot file this certificate until the closing of the offering because the Series A Convertible Preferred Stock by its terms does not convert into Common Stock and Redeemable Preferred Stock until the closing of the offering, and the Redeemable Preferred Stock by its terms is not redeemed by the Company until the closing of the offering.
* * *

U.S. Securities and Exchange Commission
February 21, 2006

     If you have any questions or require additional information, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.
Sincerely,
/s/ Michael S. Turner
Michael S. Turner
Enclosures

cc:	Leonard Foxman, Chief Executive Officer
Theodore Foxman, Chief Operating Officer
Stephen J. Hawrysz, Chief Financial Officer
  Eagle Test Systems, Inc.
John R. LeClaire, Esq.
Shachar Hadar, Esq.
Goodwin Procter LLP